November 23, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Separate Account – I (“Registrant”)
Jackson National Life Insurance Company
File Nos. 333-70472 and 811-08664
Withdrawal of Amendment to a Registration
Statement under the Securities Act of 1933

Dear Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, Registrant is respectfully requesting the withdrawal of Post-Effective Amendment No. 97 to the Registration Statement (File Nos. 333-70472 and 811-08664) filed on August 30, 2011 (Accession No. 0000927730-11-000378).

This request for withdrawal is being made consistent with discussions with the Securities and Exchange Commission staff.  No securities were sold in connection with the Amendment.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:  Alison T. White